Exhibit 99.20

CONSENT OF AMEC GRD SA

The undersigned hereby consents to the use of the mineral processing and metallurgical testing section in the technical report entitled “IAMGOLD Corporation: Updated Feasibility Study – Essakane Gold Project Burkina Faso” dated March 3, 2009 (effective date June 3, 2008), and the information derived from that section, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2013 of IAMGOLD Corporation.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 (File No. 333-190073) and Form S-8 (File No. 333-142127) of the Company.

AMEC GRD SA (formerly GRD Minproc (Pty) Ltd.)

/s/ Colin Gilbert Kubank
By:	Colin Gilbert Kubank
Title:	Managing Director

Dated:	March 21, 2014